Volaris Reports August 2018 Traffic Results; 10% Passenger Growth

Mexico City, Mexico. September 6, 2018 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports August 2018 and year-to-date preliminary traffic results.

During August 2018 Volaris increased total capacity, as measured in Available Seat Miles (ASMs), by 14.7% year over year. Total demand, as measured in Revenue Passenger Miles (RPMs), in August 2018 increased 7.8% year over year, reaching 1.5 billion. Volaris transported a total of 1.5 million passengers during the month, an increase of 10.2% year over year. Network load factor for August was 80.3%, a decrease of 5.1 percentage points year over year.

Volaris’ Chief Executive Officer, Enrique Beltranena, commented: “International load factors were high on the northbound but low on the southbound flights, responding to the seasonality of the VFR traffic. Nevertheless, quarter-to-date, we are observing unit revenue trends in line with last year.”

The following table summarizes Volaris traffic results for the month and year-to-date.

	August 2018	August 2017	Variance	August YTD 2018	August YTD 2017	Variance
RPMs (in millions, scheduled & charter)
Domestic	1,062	957	11.0%	8,216	7,305	12.5%
International	435	432	0.7%	3,431	3,383	1.4%
Total	1,497	1,389	7.8%	11,647	10,688	9.0%
ASMs (in millions, scheduled & charter)
Domestic	1,284	1,098	16.9%	9,489	8,367	13.4%
International	583	529	10.3%	4,363	4,158	4.9%
Total	1,867	1,627	14.7%	13,852	12,525	10.6%
Load Factor (in %, scheduled)
Domestic	82.7%	87.1%	(4.4) pp	86.6%	87.3%	(0.7) pp
International	74.8%	81.7%	(6.9) pp	78.7%	81.3%	(2.6) pp
Total	80.3%	85.4%	(5.1) pp	84.1%	85.3%	(1.2) pp
Passengers (in thousands, scheduled & charter)
Domestic	1,245	1,108	12.4%	9,596	8,637	11.1%
International	299	293	2.2%	2,396	2,331	2.8%
Total	1,544	1,401	10.2%	11,992	10,968	9.3%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 177 and its fleet from four to 72 aircraft. Volaris offers more than 338 daily flight segments on routes that connect 39 cities in Mexico and 27 cities in the United States and Central America with one of the youngest fleet in Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for nine consecutive years. For more information, please visit: www.volaris.com

Investor Relations contact: Andrés Pliego & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100